HEXION U.S. FINANCE CORP.

HEXION NOVA SCOTIA FINANCE, ULC

180 East Broad Street

Columbus, Ohio 43215

May 3, 2012

VIA EDGAR

Securities and Exchange Commission

Division of Corporate Finance

100 F Street, N.E.

Washington, D.C. 20549-7010

Hexion U.S. Finance Corp.

Hexion Nova Scotia Finance, ULC

and the other Registrants (as defined below)

Registration Statement on Form S-1 (File No. 333-176961)

Ladies and Gentlemen:

Pursuant to Rule 461 of the Securities Act of 1933, as amended, we hereby request that the effective date of the above-captioned Registration Statement on Form S-1 (the “Registration Statement”) of Hexion U.S. Finance Corp. (“Hexion U.S.”), Hexion Nova Scotia Finance, ULC (“Hexion Nova Scotia”), Momentive Specialty Chemicals Inc. (the “Company”) and certain of the Company’s subsidiaries set forth below (together with Hexion U.S., Hexion Nova Scotia and the Company, the “Registrants”) be accelerated to May 7, 2012 at 11:00 a.m. Eastern Time or as soon thereafter as may be practicable.

Each of the Registrants hereby acknowledges that:

•

should the Securities and Exchange Commission (the “Commission”) or the Staff of the Commission (the “Staff”), acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•

the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Registrants from their full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•

the Registrants may not assert Staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We understand that the Staff will consider this request as confirmation by the Registrants of their awareness of their responsibilities under the federal securities laws as they relate to the issuance of the securities covered by the Registration Statement.

If you have any questions regarding the foregoing, please contact David S. Huntington (212-373-3124) or David E. Sobel (212-373-3226) of Paul, Weiss, Rifkind, Wharton & Garrison LLP.

Very truly yours,

Hexion U.S. Finance Corp.
Hexion Nova Scotia Finance, ULC
Momentive Specialty Chemicals Inc.
Momentive Specialty Chemicals Investments Inc.
Borden Chemical Foundry, LLC
HSC Capital Corporation
Lawter International Inc.
Momentive International Inc.
Oilfield Technology Group, Inc.
Momentive CI Holding Company (China) LLC
NL Coop Holdings LLC

By:	/s/ Ellen G. Berndt
Name:	Ellen G. Berndt
Title:	Vice President and Secretary

Cc:	David S. Huntington, Esq.

Paul, Weiss, Rifkind, Wharton & Garrison LLP